QuickLinks -- Click here to rapidly navigate through this document

Exhibit 5.1

[Cooley Godward LLP Letterhead]

June 15, 2001

Wind River Systems, Inc.
500 Wind River Way
Alameda, CA 94501

Ladies and Gentlemen:

You have requested our opinion with respect to certain matters in connection with the filing by Wind River Systems, Inc. (the "Company") of a Registration Statement on Form S-8 (the "Registration Statement") with the Securities and Exchange Commission covering the offering of up to 400,000 shares of the Company's common stock, $.001 par value ("Common Stock"), pursuant to the Nonstatutory Stock Option Agreement between the Company and Marla Ann Stark dated October 8, 1999 (the "NSO Agreement").

In connection with this opinion, we have examined the Registration Statement, your Certificate of Incorporation and Bylaws, as amended, and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the shares of Common Stock, when sold and issued in accordance with the NSO Agreement and the Registration Statement will be validly issued, fully paid, and nonassessable.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

COOLEY GODWARD LLP

By:	/s/ Kenneth L. Guernsey Kenneth L. Guernsey, Esq.

QuickLinks

  Exhibit 5.1